ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 Marsh Road Menlo Park, CA 94025 tel 650-614-7400 fax 650-614-7401 www.orrick.com

November 6, 2009	Lowell D. Ness (650) 614-7455 lness@orrick.com

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	VirnetX Holding Corporation (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
Filed September 25, 2009
File No. 333-162145

Dear Ms. Jacobs,

Please find, as set forth below, the Company’s responses to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 23, 2009 (the “Staff Letter”).  Concurrent with delivering this letter, the Company has filed Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) on EDGAR.  For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in italics before each response. We will also provide you, under separate cover, with a marked copy of Amendment No. 1 showing all changes from made the previously filed version.

General

1.         We refer to our comment letter dated October 13, 2009 relating to your application requesting confidential treatment of certain portions of Exhibit 10.1 to your Form 10-Q for fiscal quarter ended June 30, 2009, and note that we have received your written response dated October 22, 2009.  Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

The Company has separately responded to the Staff’s initial comment letter with respect to such application and will respond to any additional comments on the Company’s application promptly.

2.         We note that you identify yourself as a smaller reporting company on the cover page of your Form 10 K for the fiscal year ended on December 31, 2008, which you filed on March 31, 2009.  We note further that the aggregate market value of the voting and non voting common equity held by your non affiliates as of the last date of your second fiscal quarter in 2008 exceeded $123 million.  Please provide us with your analysis as to whether your company qualified as an accelerated filer at the end of your last fiscal year.  Further, please address in your analysis whether your Form 10 K was filed timely.  Refer to Rule 12b 2 under the Exchange Act., Section III.E.1.d of SEC Release No. 33 8876 and Question 130.04 under our Exchange Act Rules Compliance and Disclosure Interpretations, available on our web site.

November 6, 2009
VirnetX Holding Corporation

The Company respectfully submits that it continues to believe that it was not an accelerated filer with respect to its Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”) and, as a result, the Company believes that its 2008 10-K was timely filed.

As set forth in Rule 12b-2 of the Exchange Act of 1934, as amended (the “Rule”):

1.	The term "accelerated filer" means an issuer after it first meets the following conditions as of the end of its fiscal year:
i.
The issuer had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the last business day of the issuer's most recently completed second fiscal quarter;

ii.	The issuer has been subject to the requirements of section 13(a) or 15(d) of the Act for a period of at least twelve calendar months;
iii.	The issuer has filed at least one annual report pursuant to section 13(a) or 15(d) of the Act; and
iv.	The issuer is not eligible to use the requirements for smaller reporting companies in Part 229 of this chapter for its annual and quarterly reports. [emphasis added]

Although the Company had a public float in excess of $75 million on June 30, 2008, it continued to be eligible to use the requirements for smaller reporting companies in its 2008 10-K.  On its face, the Rule unambiguously makes it impossible for an issuer to be an accelerated filer if at the end of its fiscal year it is eligible to use the requirements for smaller reporting companies.  Moreover, Form 10-K itself requires the issuer to check only one box, further clarifying the mutually exclusive nature of an issuer’s status as either an accelerated filer or a smaller reporting company.  In addition, the Company respectfully notes that it would be confusing to investors if an issuer were to check the box “accelerated filer” while providing only the reduced disclosure of a smaller reporting company, or alternatively, attempted to check more than one box in contravention of the instructions to the form.

In the Commission’s adopting release No. 33-8876 (January 4, 2008) (the “Release”), the Commission notes again and again that the final rule was designed to harmonize the smaller reporting company rules with accelerated filer rules to provide greater clarity and simplicity for issuers and investors.  In fact, one of the three stated objectives of the Release was “reducing unnecessary complexity in our regulations by combining the category of “small business issuers” with the category of “non-accelerated filers” to the extent feasible.”  The Release goes on to say that one of the effects of the new rule was to:  “Combine elements relating to the accelerated filer definition with qualifying standards for the smaller reporting company determination and transition provisions to promote uniformity and consistency with current regulations and, therefore, simplify regulation.”  Footnote 34 to the Release states:  “The entering and exiting rules in the smaller reporting company system are modeled after the method of determining accelerated filer status set forth in Rule 12b-2.”   Elsewhere, the Release notes that:  “Many of the comment letters in favor of our proposed definition of “smaller reporting company” agreed that combining the categories of non-accelerated filers with small business issuers for purposes of the definition provided a convenient and simple approach because it tracks the accelerated filer definition and reduces regulatory complexity.”  Significantly, the Release also states:  “We are adopting transition rules for entering and exiting smaller reporting company status that track the accelerated filer

November 6, 2009
VirnetX Holding Corporation

definition.”  [emphasis added]  The Release points out:  “One comment letter requested clarification, pointing out that accelerated filers are required to change to their new status when determining the due date of the annual report covering the year of the status change, but, as proposed, the smaller reporting company determination would not take effect until the first fiscal quarter of the next fiscal year.”  In response to such comment letter, the Release offers the following clarification:  “As adopted [the final release provides that a] smaller reporting company required to transition to the larger reporting system after its determination date calculation will not be required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.”   Thus, it is precisely in response to the supposed inconsistency with the accelerated filer rules that the Commission clarified the timing for transitioning to the smaller reporting company rules.  In light of the number of times the Release mentions harmonization with the accelerated filer rules, the Company respectfully points out that there is simply no room to contend that there is a remaining unintended conflict between the accelerated filer transition rules and the smaller reporting company transition rules such that an issuer might technically fall within both definitions with respect to it’s 2008 10-K.  In addition, the Company respectfully points out the well established rule of statutory construction that a more specific provision adopted later in time should be given precedence over a more general provision.  The accelerated filer rules apply generally to describe when a company transitions in and out of accelerated filer status, whereas the later adopted smaller reporting company amendment, as described in the Release, provides a very specific result for the situation of a company transitioning from smaller reporting status to accelerated filer status.  Taken together with the unambiguous nature of the Rule itself, the Release provides abundant clarification that 1) a smaller reporting company maintains such status until the first 10-Q after the fiscal year of the status change, and 2) this very specific exception to the general accelerated filer rules was completely intentional.

In the Commission’s January 25, 2008 “Changeover to the SEC’s New Smaller Reporting Company System by Small Business and Non-Accelerated Filer Companies – A Small Entity Compliance Guide” (the “Guide”), the Commission repeats its illustration of when a transitioning smaller reporting company needs to “start filing disclosure based on the non-scaled Regulation S-K item requirements,” and states that “the issuer needs to begin providing non-scaled, larger company disclosure in the quarterly report for the first fiscal quarter following the fiscal year of the public float determination date.”  The Guide provides an example of this transition with no mention of the “odd” result that would be the case if an issuer could technically be both an accelerated filer and a smaller reporting company with respect to a particular report to be filed.

The Company also respectfully points out that the Release and the Guide expressly contradict Question 130.04 under the Staff’s Exchange Act Rules Compliance and Disclosure Interpretations (the “CD&I”) unless the term “disclosure requirements” is read to exclude the disclosure requirement with respect to timing of filing the disclosure.  The Release and the Guide expressly state that the issuer transitions into the smaller reporting company “disclosure requirements” or “disclosure system” with the first 10-Q after the fiscal year end, not the 10-K.  Neither the Release nor the Guide specifically addresses whether the term “disclosure requirements” or “disclosure system” includes or excludes the disclosure timing requirements.  In other publications of the Commission, however, the Commission has referred to the timing of disclosure as a part of a disclosure system.  For example, in SEC Release No. 33-6239 (September 4, 1980),

November 6, 2009
VirnetX Holding Corporation

the release states that “a person who triggers the elements of Rule 14e-3(a) discussed above may either refrain from trading in the securities specified or comply with the disclosure requirement of Rule 14e-3(a).  The disclosure requirement has two elements: (1) timing of disclosure and (2) the information and its source.”  In addition, in the Commission’s 2006 release entitled “SEC Votes to Adopt Changes to Disclosure Requirements Concerning Executive Compensation and Related Matters,” the SEC outlines seven areas where it had adopted changes to disclosure requirements concerning executive compensation.  The seventh area of discussion was entitled “Compliance” and included compliance deadlines with respect to the new provisions.  The Company notes that the Release does refer to the timing of the filing of the 10-Q for the transitioning smaller reporting company in its discussion of the smaller company reporting “disclosure system,” in an implicit acknowledgment that disclosure timing is an integral component of the broader term “disclosure system.”  It is natural for a practitioner and a lay person to assume that when the Commission refers to the term “disclosure system” and “disclosure requirements,” those terms clearly include the timing requirements associated with the disclosure.  Accordingly, the Company respectfully points out that when the Commission repeats in several releases that a transitioning company will transition to scaled disclosure requirements on a certain schedule, an issuer should be entitled to assume that it may time its filings in accordance with such a system.

The CD&I makes several conclusory statements to the effect that the accelerated filer rules were not changed.  The Company respectfully disagrees.  On its face, the only possible interpretation of the Rule’s definition of “accelerated filer” unambiguously makes it impossible for a filer to be both an accelerated filer and a smaller reporting company.  The Release and Guide confirm this interpretation, as does Form 10-K which only permits one box to be checked.

The timing of the posting of the CD&I is also problematic for issuers with respect to the 2008 10-K.  During the week of June 30, 2008 (the relevant measurement date for this purpose), the Company conducted its analysis and concluded that it would need to transition to accelerated filer status since the aggregate market value of the voting and non-voting common equity held by the Company’s non-affiliates exceeded $123 million.   On that date, the Staff had not yet posted Question 130.04 in the CD&I, which was in fact posted several months later on September 30, 2008.  The Company evaluated the transition guidelines provided in Rule 12b-2 and the guidance given by the Commission in the Release, the Guide, and other Commission guidance available at that time, and determined that the Company would first file as an accelerated filer with its Form 10-Q for the quarter ended March 30, 2009.  The Company prepared and performed in accordance with a disclosure schedule for the 2008 10-K and first quarter 2009 10-Q on that basis.

The Company acknowledges that Question 130.04 apparently concludes that it is possible to be both an accelerated filer as well as a smaller reporting company for a given 10-K, but the Company respectfully submits that the CD&I attempts to resolve a conflict that does not exist.  Moreover, to the extent the CD&I purports to change the plain meaning of the Rule, the Release and the Guide, the Company respectfully points out that the CD&I is not itself sufficient to clarify the matter in that it does not indicate what box or boxes should be checked on the Form 10-K and how this inconsistency should be handled to mitigate investor confusion.  In light of the fact that it was posted after the measurement date for the 2008 10-K and purports to clarify a matter the Company believed to be unambiguous at the time of its analysis, the Company respectfully suggests that, in any event, it would be inappropriate to apply the interpretation described in Question 130.04 to the Company’s 2008 10-K.

November 6, 2009
VirnetX Holding Corporation

The Company also respectfully notes that the legal status of CD&I is such that an issuer cannot rely on CD&I particularly in the face of what it believes to be contrary interpretations set forth in the Rule and Release, both of which have a legal status that trumps the CD&I.  As noted in the lead in to the CD&I, “the interpretations presented below reflect the views of the staff of the Division of Corporation Finance.  They are not rules, regulations, or statements of the Commission.  Further, the Commission has neither approved nor disapproved these interpretations.  These positions do not necessarily contain a discussion of all material considerations necessary to reach the conclusions stated, and they are not binding due to their highly informal nature.  Accordingly, these responses are intended as general guidance and should not be relied on as definitive.”

Although the CD&I are a very useful resource for companies and practitioners, the CD&I cannot be relied on to definitively resolve any inconsistencies in the rules and regulations of the SEC.  In this case, the relevant CD&I was posted well after the analysis at issue had been completed and purports to change what the Company believes to be the unambiguously correct interpretation of the Rule, the Release and the Guide, and it does so in an incomplete manner.  As such, the Company believes the CD&I should not be applied to its 2008 10-K and, to the contrary, the Company continues to believe it was a smaller reporting company and not an accelerated filer with respect to its 2008 10-K, within the clear meaning of the Rule, the Release and the Guide, and therefore the 2008 10-K was filed in a timely manner.

Use of Proceeds, page 21

3.         We note your statement in this section that you intend to use all the net proceeds obtained from the private placement transaction to fund working capital purposes.  Please expand your use of proceeds discussion to provide more specific information as to how you intend to allocate the proceeds of the transaction amongst your different business endeavors.  For example, please disclose what portions of the proceeds you expect to dedicate to the Microsoft litigation, the development of GABRIEL technology or to other purposes.  In your discussion, address how this allocation of proceeds might change if you receive less than the full amount of proceeds.  Also, as the total proceeds that you may acquire through the private placement transaction substantially exceed your current assets and accumulated revenue, please address in the prospectus how you intend to manage this material increase in your assets.  Consider including risk factor disclosure regarding the company’s lack of experience in managing substantial amounts of cash.  Finally, please revise your prospectus to address the dilutive effects on existing shareholders of the issuance of the common stock underlying the warrants.  Please provide tabular disclosure showing the number of shares that might be issued upon the exercise of each series of warrants, the time frame during which each series of warrants can be exercised, and the effects of the issuance of the shares on existing shareholders’ economic and percentage ownership.  Please include appropriate risk factor disclosure.

November 6, 2009
VirnetX Holding Corporation

The Company respectfully acknowledges the Staff’s comments and has revised Amendment No. 1 accordingly. The Company also wishes to direct the Staff's attention to the following specific changes in Amendment No. 1 that the Company has made in direct response to the Staff's comments:

●	the Company has expanded its discussion in the “Use of Proceeds” section to address the Staff’s comments;
●
the Company has added tabular disclosure on pages 26-27 that shows the number of shares that would be issued upon the exercise of each series of warrants, the time frames during which each series of warrants can be exercised, and the theoretical effects of the issuance of the shares on existing stockholders’ economic and percentage ownership; and

●	the Company has added a risk factor specifically related to the dilutive impact of the issuance of the shares underlying the warrants.

In response to the Staff’s suggestion that the Company consider adding appropriate risk factor disclosure regarding the Company’s ability to effectively manage the proceeds of the offering, the Company has considered such disclosure and respectfully directs the Staff to the expanded discussion in the “Use of Proceeds” section and elsewhere in Amendment No. 1 related to the capital-intensive nature of the Microsoft litigation and its expectation that a majority of proceeds raised this private placement transaction will be allocated towards such litigation.  The Company respectfully submits to the Staff that it does not expect that, given the Company’s average monthly burn rate of approximately $600,000 (as was reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009), that it will have an amount of money from this private placement transaction that is not otherwise allocated towards the Microsoft litigation, the commercialization of its intellectual property portfolio, or towards other general working capital purposes such that it would be appropriate to include a related risk factor, pursuant to Item 503(c) of Regulation S-K, in Amendment No. 1.

Selling Security Holders, page 21

4.         We note the following selling shareholders, which are non-reporting legal entities:
●	Capital Ventures International;
●	Ramius Enterprise Master Fund Ltd;
●	RCG PB Ltd.; and
●	Vestal Venture Capital.

Please confirm, if true, that these selling shareholders are neither registered broker-dealers nor affiliates of registered broker-dealers.

November 6, 2009
VirnetX Holding Corporation

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure in Amendment No. 1 to confirm that each aforementioned selling shareholder is not a registered broker-dealer, and that each aforementioned selling shareholder is an affiliate of a broker-dealer.

5.         We refer to your selling security holders table on page 22 and note your disclosure that Ramius Advisors has voting control and investment discretion over the securities held by both Ramius Enterprise Master Fund Ltd. and RCG PB, Ltd.  Given this fact, please advise why Ramius Advisors is not identified as the selling shareholder in the table.

The Company respectfully acknowledges the Staff’s comments and has revised Amendment No. 1 to include Ramius Advisors, an entity that has voting control and investment discretion over the securities held by both Ramius Enterprise Master Fund Ltd. and RCG PB, Ltd., in the selling security holders table.

Description of Warrants Issued in the Private Placement Transaction, page 28

6.         Your use of the term “Effective Date” in this section to refer to something other than the effective date of the registration statement may be confusing to investors.  Please revise.

The Company respectfully acknowledges the Staff’s comment and has revised Amendment No.1 accordingly.

7.         Please add disclosure describing how you accounted for the various series of warrants.

The Company respectfully acknowledges the Staff’s comments and has revised Amendment No. 1 accordingly to include disclosure describing how the Company accounted for the various series of warrants.  Such disclosure is found on page 27 of Amendment No. 1.

Item 17.  Undertakings, page 32

8.         We note that you have included the undertaking related to Securities Act Rule 430B, although it appears that your document does not omit any of the information described in Rule 430B(a) or (b).  Please confirm your understanding that this registration statement will rely on Rule 430B and not Rule 430C.  If not, please revise to include the appropriate undertaking.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company is relying on Rule 430C.  Amendment No. 1 has been revised accordingly.

November 6, 2009
VirnetX Holding Corporation

Item 16.  Exhibits

Exhibit 5.1 Opinion of Orrick, Herrington & Sutcliffe LLP

9.         We note the statement on page 1 of the opinion that counsel has not “independently established or verified any facts relevant to the opinion expressed herein, but [has] relied upon statements and representations of the Selling Stockholders and officers and other representatives of the Company and others.”  It is inappropriate for counsel to assume, or to disclaim any duty to investigate, the material facts underlying its opinion or facts that are readily ascertainable.  Please have counsel revise its opinion to address the material facts that underlie the opinion or explain why the disclaimer in the opinion is not inappropriate under state law.  We also note that the final paragraph on page 2 of the opinion limits reliance upon the opinion to VirnetX Holding Corporation.  Please have counsel revise its opinion to omit any language limiting the ability of investors to rely upon the opinion.

The Company respectfully acknowledges the Staff’s comment and Exhibit 5.1 filed with Amendment No.1 has been revised accordingly to remove the language cited by the Staff in the Comment Letter.

***

Please let us know if you have any questions on the foregoing.

Very truly yours,

/s/ Lowell D. Ness
Lowell D. Ness
Orrick, Herrington & Sutcliffe LLP

cc: Kendall Larsen (VirnetX Holding Corporation)